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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-27921

(Check One)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR
For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: N/A

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     Part I

                             Registrant Information

Full Name of Registrant: American Multiplexer Corporation
Former name if applicable: N/A

Address of Principal
Executive Office (Street and Number): 575 North Pastoria Ave.
                                      Sunnyvale, California 94086

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                                    Part II

                            Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III

                                   Narrative

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Form 10-K for the year ended December 31, 2000 within the prescribed time period without unreasonable effort and expense because it has devoted substantial attention and energy to reviewing the status of its authorized stock and its stock option plan and such review may be relevant to discussions in the Form 10-K.

                                    Part IV

                               Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Ned Chapman                 (408)               730-8200
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     (Name)                   (Area Code)        (Telephone Number)


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(2)  Have all other periodic reports required under Section 13 of 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

     The Registrant was late in filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. The Quarterly Report on Form 10-Q was filed on December 14, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report on portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        AMERICAN MULTIPLEXER CORPORATION
                  (Name of Registrant as specified in charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 /s/ NED CHAPMAN
Date: April 2, 2001                              ------------------------------
                                                 Ned Chapman
                                                 Chief Financial Officer



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